Report of the Independent Registered Public Accounting Firm

To the Board of Directors of
SuperCom Asia Pacific Limited

We have audited the accompanying balance sheets of SuperCom Asia Pacific Limited (the “Company”) as of December 31, 2006 and 2005, and the related statements of income, stockholders’ deficit and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 and the results of its operations and cash flows for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

BDO McCabe Lo Limited
Certified Public Accountants

Hong Kong, March 22, 2007

SUPERCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	2

Consolidated Balance Sheets	3-4

Consolidated Statements of Operations	5

Statements of Changes in Shareholders' Equity	6

Consolidated Statements of Cash Flows	7-8

Notes to Consolidated Financial Statements	9-44

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF
SUPERCOM LTD.

We have audited the accompanying consolidated balance sheets of Supercom Ltd. (the "Company") and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Supercom Asia Pacific Limited, a subsidiary, whose assets included in the consolidation constituted approximately 4% and 2% of total consolidated assets as of December 31, 2005 and 2006, respectively, and whose revenues included in the consolidation constituted approximately 33%, 26% and 20% of total consolidated revenues for the years ended December 31, 2004, 2005 and 2006, respectively. The financial statements of this subsidiary were audited by another independent registered public accounting firm, whose report has been furnished to us. Our opinion, insofar as it relates to the amounts included in respect of this subsidiary, is based solely on the report of the other independent registered public accounting firm.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other independent registered public accounting firm provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other independent registered public accounting firm, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006, and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Fahn Kanne & Co. Certified Public Accountants (Isr.)
Tel-Aviv, ISRAEL
April 18, 2007

Head Office:
Levinstein Tower
23 Menachem Begin Road
Tel-Aviv, 66184 ISRAEL
P.O.B. 36172, 61361
Tel. 972-3-7106666
Fax 972-3-7106660
info@gtfk.co.il
www.gtfk.co.il

SUPERCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2005	2006
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,294	$2,444
Restricted cash deposits	1,088	859
Marketable securities	650	11,077
Trade receivables (net of allowance for doubtful accounts of $ 3,397 and $ 3,487 as of December 31, 2005 and 2006, respectively)	1,053	2,625
Other accounts receivable and prepaid expenses	733	717
Inventories	2,205	270

Total current assets	8,023	17,992

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investment in restricted marketable securities of other company	-	4,431
Long-term trade receivables	209	79
Investment in an affiliated company	275	-
Severance pay fund	492	239

Total investments and long-term receivables	976	4,749

PROPERTY AND EQUIPMENT, NET	3,210	160

INTANGIBLE ASSETS AND DEFERRED CHARGES	67	197

Total assets	$12,276	$23,098

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2005	2006
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$855	$668
Trade payables	770	823
Employees and payroll accruals	322	533
Accrued expenses and other liabilities	1,271	3,428

Total current liabilities	3,218	5,452

LONG-TERM LIABILITIES:
Convertible bonds	-	2,255
Long-term loan, net of current maturities	195	67
Accrued severance pay	616	323

Total long-term liabilities	811	2,645

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value -
Authorized: 40,000,000 shares as of December 31, 2005 and 2006;
Issued and outstanding: 22,395,064 and 23,535,994 shares as of December 31, 2005 and 2006, respectively	61	64
Additional paid-in capital	31,702	33,562
Deferred stock compensation	(15)	-
Receipt on account of shares	564	-
Accumulated deficit	(24,065)	(18,625)

Total shareholders' equity	8,247	15,001

Total liabilities and shareholders' equity	$12,276	$23,098

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share data

	Year ended December 31,
	2004	2005	2006

Revenues	$7,344	$8,462	$8,795
Cost of revenues	3,730	4,293	3,494
Inventory write-off	-	287	-

Gross profit	3,614	3,882	5,301

Operating expenses:
Research and development	845	1,182	1,362
Selling and marketing	2,445	3,003	5,619
General and administrative	1,955	2,968	2,737
Restructuring expenses	-	496	-
Litigation settlement expenses	-	129	108

Total operating expenses	5,245	7,778	9,826

Capital gain from the sale of the e-ID Division	-	-	10,536
Operating income (loss)	(1,631)	(3,896)	6,011
Financial expenses, net	(214)	(25)	(204)
Other expenses, net	(27)	(30)	(367)

Net income (loss)	$(1,872)	$(3,951)	$5,440

Earnings (loss) per share:

Basic earnings (loss) per share	$(0.13)	$(0.21)	$0.23

Diluted earnings (loss) per share	$(0.13)	$(0.21)	$0.22

Weighted average number of Ordinary shares used in computing basic earnings (loss) per share	14,590,346	18,563,943	23,348,289

Weighted average number of Ordinary shares used in computing diluted earnings (loss) per share	14,590,346	18,563,943	24,781,103

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share amounts

	Ordinary shares
	Number of Shares	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated Deficit	Receipt on account of shares	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2004	12,906,872	40	25,814	-	(18,242)	-	-	7,612
Deferred stock compensation	-	-	68	(68)	-	-	-	-
Conversion of loan to ordinary shares, net	60,000	1	24	-	-	-	-	25
Issuance of shares in a private placement, net	4,029,415	9	2,451	-	-	-	-	2,460
Exercise of warrants	706,912	1	737	-	-	-	-	738
Receipt on account of share to be allotted	-	-	-	-	-	143	-	143
Amortization of stock compensation	-	-	-	9	-	-	-	9
Net loss	-	-	-	-	(1,872)	-	$(1,872)	(1,872)
Total comprehensive loss							$(1,872)
Balance as of December 31, 2004	17,703,199	51	29,094	(59)	(20,114)	143	-	9,115
Deferred stock compensation	-	-	11	(11)		-	-	-
Issuance of shares in a private placement, net	4,032,258	9	2,047	-	-	-	-	2,056
Exercise of warrants and options	659,607	1	550	-	-	(129)	-	422
Receipt on account of shares to be allotted	-	-	-	-	-	550	-	550
Amortization of stock compensation	-	-	-	55	-	-	-	55
Net loss	-	-	-	-	(3,951)	-	$(3,951)	(3,951)
Total comprehensive loss							$(3,951)
Balance as of December 31, 2005	22,395,064	$61	$31,702	$(15)	$(24,065)	$564	-	$8,247
Reclassification upon adoption of SFAS 123(R)	-	-	(15)	15	-	-	-
Issuance of shares in a private placement, net	887,096	2	455	-	-	(550)	-	(93)
Exercise of warrants and options	253,834	1	105	-	-	(14)	-	92
Amounts attributed to warrants issued in connection with convertible bonds	-	-	282	-	-	-	-	282
Beneficial conversion feature on convertible bonds	-	-	632	-	-	-	-	632
Stock based compensation	-	-	401	-	-	-	-	401
Net income	-	-	-	-	5,440	-	$5,440	5,440
Total comprehensive income							$5,440
Balance as of December 31, 2006	23,535,994	$64	$33,562	$-	$(18,625)	$-		$15,001

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006
Cash flows from operating activities:
Net Income (loss)	$(1,872)	$(3,951)	$5,440

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	338	772	355
Accrued severance pay	128	52	128
Stock based compensation	9	55	361
Decline in market value below cost of marketable debt securities	7	-	-
Capital gain from the sale of the e-ID Division	-	-	(10,536)
Amortization of discount on convertible bonds	-	-	30
Amortization of deferred charges	-	-	6
Write down of loan regarding an investment in an affiliated company	-	-	275
Decrease (increase) in trade receivables	(398)	448	(1,442)
Decrease (increase) in other accounts receivable and prepaid expenses	(403)	517	254
Decrease (Increase) in inventories	814	(40)	212
Increase (decrease) in trade payables	(31)	(365)	53
Increase (decrease) in employees and payroll accruals	51	(35)	211
Increase (decrease) in accrued expenses and other liabilities	747	(407)	1,586
Loss on sale of property and equipment	1	-	8
Exchange differences on principle of long-term loan	-	-	12

Net cash used in operating activities	(609)	(2,954)	(3,047)

Cash flows from investing activities:

Purchase of property and equipment	(1,087)	(315)	(93)
Increase in severance pay fund	(95)	(64)	(95)
Proceeds from restricted cash deposits, net	234	41	229
Proceeds from disposal of short term deposits, net	344	353	-
Proceeds from (investment in) marketable securities	110	(650)	650
Amounts carried to deferred charges	-	-	(163)
Cash paid in respect of sale of the e-ID Division	-	-	(52)
Acquisition of intangible assets	(37)	-	-

Net cash provided by (used in) investing activities	(531)	(635)	476

Cash flows from financing activities:
Short-term bank credit, net	(1,122)	120	(307)
Proceeds from issuance of convertible bonds and warrants, net	-	-	3,139
Issuance of share capital through a private placement, net of issuance costs	3,517	2,539	(183)
Proceeds from exercise of options and warrants, net	84	422	92
Long-term loan received	400	500	204
Principal repayment of long-term loan	(574)	(592)	(224)

Net cash provided by financing activities	2,305	2,989	2,721

Increase (decrease) in cash and cash equivalents	1,165	(600)	150
Cash and cash equivalents at the beginning of the year	1,729	2,894	2,294

Cash and cash equivalents at the end of the year	$2,894	$2,294	$2,444

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006
Supplemental disclosure of cash flows information:

Cash paid in respect of sale of the e-ID Division

Assets and Liabilities of the division, at the date of sale:
Working Capital, net	-	-	2,073
Fixed assets, net	-	-	2,800
Intangible assets	-	-	47
Fair value of marketable securities received as proceeds, net	-	-	(15,508)
Capital gain from the sale of the e-ID Division	-	-	10,536

	-	-	(52)

Cash paid during the year for:
Interest	$128	$87	$76

Supplemental disclosure of non-cash investing and financing activities:

Transfer of inventory to property and equipment	$1,117	$-	$-
Transfer of trade receivable to inventory	$860	$-	$-
Conversion of loan to ordinary shares	$25	$-	$-
Accrued issuance costs	$176	$109	$19
Issuance of warrants to service provider	$-	$-	$40

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except exercise price per share)

NOTE 1:-	GENERAL

a.
SuperCom Ltd. ("the Company") was established in 1988 in Israel. The Company’s ordinary shares have been listed for trade on the Euronext Brussels stock market, under the symbol “SUP”, since October 23, 2003. Since November 5, 2004, the Company’s ordinary shares have also traded on the OTC Bulletin Board under the symbol "SPCBF.OB".

The Company develops and markets incident response management and assets tracking solutions for public safety agencies, commercial customers and governmental organizations. The Company offers two principal products to its customers, both of which were developed recently: SmartDSMS, an incident response management system, or IRMS, used to facilitate the authentication and flow of on-site personnel in disaster recovery operations, including policy, fire and emergency medical service departments and other governmental agencies complying with U.S. Department of Homeland Security requirements, and the PureRF Suite, an active radio frequency, or active RF, system that utilizes bi-directional radio frequency communications to track people and objects for potential governmental agency and commercial customers. Regarding the e-ID activity after the closing of the sale of the e-ID Division to OTI, see below.

The Company sells its products through centralized marketing offices in different regions of the world. The Company has two wholly-owned marketing subsidiaries: SuperCom Asia Pacific Limited in Hong Kong and Supercom Inc. in the United States. Supercom Inc., was established by the Company in 2003.

During the fourth quarter of 2005, the Company established a new subsidiary (80%), Pure RF Inc., (incorporated in Delaware) which began operations during the first quarter of 2006. During the first quarter of 2006 Pure RF Inc established Pure RF Ltd (100%) (Incorporated and operating in Israel), and focuses on new technology and solutions for active tracking of people and objects. During February 2007, the Company purchased the remaining 20% from the minority for an amount of $100.

During the fourth quarter of 2006, the Company established a new wholly-owned subsidiary, S.B.C. Aviation Ltd., (incorporated in Israel) which will commence operations in 2007, and will focus on executing information technology and security projects.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 1:-	GENERAL (Cont.)

On November 8, 2006, the Company announced that it had entered into an agreement with On Track Innovations Ltd. ("OTI") (NASDAQ: OTIV), under which OTI agreed to acquire the assets of the Company’s e-ID Division (including, inventory, fixed assets and intangible assets) for consideration consisting of 2,827,200 restricted ordinary shares of OTI. The transaction was completed on December 31, 2006. At the closing, the parties entered into a service and supply agreement pursuant to which the Company agreed to continue to provide services and receive revenues under certain existing ID and e-ID contracts for governmental and commercial projects in Europe, Asia and Africa. OTI will serve as a subcontractor for these projects. The 2,827,200 ordinary shares issued to the Company are subject to a lock-up agreement, where one-seventh of the shares (403,885 ordinary shares) will be released from the lock-up restrictions every three months beginning on the closing date, December 31, 2006, for an aggregate period of eighteen months. The Company executed an irrevocable proxy appointing an OTI person, to vote the 2,827,200 ordinary shares issued to the Company in connection with the transaction. Under the terms of the Agreement, OTI committed to file with the SEC a registration statement covering these ordinary shares no later than the Filing Deadline, as defined in the Agreement. If such registration statement is not filed with the SEC by the Filing Date, OTI will be subject to Liquidated Damages, as detailed in the Agreement. As a result of the sale of the e-ID Division, the Company recognized $10,536 as a capital gain on the sale of the e-ID Division in fiscal year 2006.

The capital gain was calculated based on OTI’s share price on the closing date, less a discount due to the lock up restrictions of the shares (based on an independent appraisal), the carrying value of the assets that were transferred to OTI and direct expenses (in an amount of $1,550) associated with the sale.

The direct expenses included, inter alia, the fair value of 212,040 shares out of the shares received by the Company from OTI that will be transferred to consultants, as a finder and legal fee, in connection with the transaction (The investment of the Company in OTI’s shares includes the shares held by the Company, net of the shares that will be transferred to the consultants).

As a result of the transaction the Company terminated the employment of certain employees that were employed by the Company in the e-ID Division.

In connection with the completion of the sale, during January 2007, a $2,500 loan was extended to the Company by a financial institution. In order to secure this loan the Company deposited OTI shares in favor of the financial institution. See Note 18b.

Regarding indemnity to OTI, see Note 10b4.

b.	Concentration of risk that may have a significant impact on the Company:

The Company derives most of its revenues from several major customers. (As of December 31, 2006, an amount of $2,019 out of the $2,625 trade receivables balance consists of one customer) See also Note 15c.

The Company purchases certain raw materials used in its products from a sole supplier. Although there are only a limited number of manufacturers of those particular raw materials, management believes that other suppliers could provide similar raw materials on comparable terms without affecting operating results.

Profitability of the Company’s investment in OTI’s ordinary shares will depend on the share price and the ability to sell the OTI ordinary shares. See Note 1a above.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 1:-	GENERAL (Cont.)

c.	On November 21, 2006 the Company announced that it had raised $3,156.5 through the issuance of Units consisting of Convertible Bonds and Warrants. See Note 12

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

Most of the revenues of the Company and its subsidiaries are received in U.S. dollars. In addition, a substantial portion of the costs of the Company and its subsidiaries are incurred in U.S. dollars. Therefore, management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("FASB") "Foreign Currency Translation" (“SFAS No. 52”). All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or financial expense as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries (unless the minority shareholders have certain approval or veto rights) in Israel, the United States and Hong-Kong. Material intercompany transactions and balances were eliminated upon consolidation. Material profits from intercompany sales, not yet realized outside the group, were also eliminated.

d.	Cash equivalents:

The Company considers unrestricted short-term highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

e.	Restricted cash deposits:

Restricted cash is invested in certificates of deposit, which mature within one year, and is used to secure agreements with customers or banks.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Marketable securities:

The Company accounts for investments in marketable securities in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Management determines the appropriate classification of its investments in marketable securities and commercial paper at the time of purchase and reevaluates such determinations at each balance sheet date.
As of December 31, 2005, all securities covered by SFAS No. 115 were designated by management as trading securities.

Trading securities are stated at market value. The changes in market value are carried to financial income or expenses.

Trading gains for the years 2005 and 2006 amounted to approximately $15 and $3, respectively, in respect of trading securities held by the Company in the reporting periods. All securities designated as trading securities were sold during 2006.

The entire balance of marketable securities as of December 31, 2006, consists of marketable securities received in connection with the OTI transaction. Such securities which are not considered restricted according to the provisions of SFAS No. 115, were classified as available-for-sale and are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income in a separate component of shareholders’ equity, net of taxes. Realized gains and losses on the sale of such securities, as determined on a specific identified basis, are included in the consolidated statement of operations. Since all OTI securities were received by the Company on December 31, 2006, no unrealized gains or losses were recognized during fiscal 2006.
Marketable securities of OTI that are considered to be restricted, because the sale of such securities is prohibited for a period longer than 12 months, are accounted at cost net of write down for any permanent decrease in value. These securities are presented in the balance sheets as “Investment in restricted marketable securities of other company. See Note 1a.

g.	Allowance for doubtful accounts:

The allowance for doubtful accounts is determined with respect to specific amounts the Company has determined to be doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with such customers and the information available regarding such customers.

h.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are mainly provided to cover risks arising from slow-moving items or technological obsolescence. Cost is determined as follows:

Raw materials, parts and supplies - using the moving "average cost" method.

Work-in-progress and finished products - on the basis of direct manufacturing costs, with the addition of allocable, indirect manufacturing costs.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Investment in an affiliated company and a certain majority owned subsidiary:

The investment in an affiliated company, over which the Company can exercise significant influence over operating and financial policies of the investee (generally, entities in which the Company holds 20% to 50% of ownership or voting rights), is presented using the equity method of accounting in accordance with Accounting Principle Bulletin No. 18, “The Equity Method of Accounting for Investments in Common Stock”.

The investment in a certain majority-owned company is presented using the equity method of accounting due to substantive participation rights held by the minority, which impact the Company’s ability to exert control over the subsidiary. See Note 5.

j.	Property and equipment:

Property and equipment (including self construction equipment) are stated at cost, net of accumulated depreciation.
Self-construction equipment costs represent the incremental direct costs that are identifiable with, and related to, the construction and installation of the equipment and that are necessary to get it ready for its intended use. These costs include amounts paid to outside contractors and payroll-related costs of employees that are engaged in the construction and installation of the equipment.

Depreciation is computed using the straight-line method, over the estimated useful lives, at the following annual rates:

%

Computers and peripheral equipment	33
Machinery and peripheral equipment	6 - 20
Office furniture and equipment	6 - 15
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

k.	Impairment of long-lived assets and intangible assets:

The Company's long-lived assets and certain identifiable intangible assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Beneficial conversion feature:

The Company applies Emerging Issues Task Force Issue No. 00-27 (EITF 00-27). “Application of EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingency Adjustable Conversion Ratios, to Certain Convertible Instruments,” which is effective for all such instruments. This EITF Issue clarified the accounting for instruments with beneficial conversion features or contingency adjustable conversion ratios.

The beneficial conversion feature has been calculated by allocating the proceeds received in financing transactions to the convertible instrument and to any detachable warrants included in the transaction, and by measuring their intrinsic value based on the effective conversion price as a result of the allocated proceeds.

The amount of the beneficial conversion feature with respect to convertible bonds was recorded as a discount on the convertible bonds with a corresponding amount credited directly to shareholders’ equity as additional paid in capital. After initial recognition the discount on the convertible bonds is amortized as interest expenses over the term of the bonds (3 years).

m.	Long-term trade receivables:

Long-term receivables represent amounts expected to be collected 12 months or more after the balance sheet date. Such amounts are initially recorded at fair value (present value of the face amount to be received). The difference between the present value and the face amount are treated as a discount and amortized as interest expense over the life of the receivables.

n.	Issuance costs of convertible bonds - deferred charges:

Costs incurred in respect of obtaining financing through issuance of convertible bonds are deferred and expensed as financing expenses over the contractual life of the bonds (3 years).

o.	Accrued severance pay:

The liabilities of the Company for severance pay are calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees, multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or portion thereof. The Company's liability for all its employees is fully covered by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is presented as an asset on the Company's balance sheet.

The deposited funds include accrued income up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the Company’s obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes immaterial profits.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance expenses for the years ended December 31, 2004, 2005 and 2006 amounted to $151, $115 and $ 159, respectively.

As of December 31, 2006, the severance pay balance and fund relating to employees whose employment was terminated due to the OTI transaction, were presented as a current liability and a current asset, as applicable.

p.	Intangible assets:

Intangible assets, are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.

q.	Revenue recognition:

The Company and its subsidiaries generate their revenues from the sale of products, maintenance, training and installation. The sale of products involves the sale of the Smartcard System, IRMS system and raw materials. The Company sells its products through centralized marketing offices in different regions of the world.

Product sales of smartcard systems, contactless smart card Production Line 1000 (SPPL 1000) IRMS system and raw materials are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, collectability is probable, and inconsequential or perfunctory performance obligations remain. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provision lapses.

The Company does not provide a right of return to its customers.

 Based on past experience, the Company does not provide for warranty costs when revenue is recognized.

The Company applied the provisions of EITF Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” for multiple element arrangements entered into after June 15, 2003. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. For such arrangements, each element of the contract is accounted for as a separate unit when it provides the customer value on a stand-alone basis and there is objective evidence of the fair value of the related unit.

Maintenance and support revenues included in multiple-element arrangements are deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. For these multiple element arrangements, the Company accounts for each unit of the contract (maintenance, support and services) as a separate unit, when each unit provides value to the customer on a stand-alone basis and there is objective evidence of the fair value of the stand-alone unit.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company is entitled to royalties upon sales of smartcard systems. Such royalties are recognized when the sales are reported to the Company (mainly on a monthly basis).

Deferred revenues and customer advances include amounts received from customers for which revenues have not been recognized.

The Company recognizes certain long-term contract revenues, in accordance with Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production Type Contracts”.

Pursuant to SOP 81-1, revenues from these contracts are recognized under the percentage of completion method. The Company measures the percentage of completion based on output or input criteria, such as contract milestones or number of units shipped, as stipulated in each contract.

Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2006, no such estimated losses were identified.

The Company believes that the use of the percentage of completion method is appropriate, as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights of the parties to the contract, the consideration to be exchanged and the manner and terms of settlement. In all cases, the Company expects to perform its contractual obligations and the parties are expected to satisfy their obligations under the contract.

In contracts that do not meet all the conditions mentioned above, the Company utilizes zero estimates of profits; equal amounts of revenue and cost are recognized until results can be estimated with sufficient accuracy.

Revenues and costs recognized pursuant to SOP 81-1 on contracts in progress are subject to management estimates. Actual results could differ from these estimates.

The Company derives its revenues mainly from sale of hardware products that include embedded software that management considers to be incidental. Such revenues are recognized in accordance with SAB No. 104, as mentioned above.

However, in limited circumstances, the Company provides software upgrades in respect of the embedded software of hardware products sold to its customers in the past. Such revenues are recognized when all criteria outlined in Statement of Position No. 97-2 “Software Revenue Recognition” (“SOP No. 97-2”) (as amended) are met: when persuasive evidence of an agreement exists, delivery of the product has occurred (i.e. the services have been provided), no significant obligations under the agreement remain, the fee is fixed or determinable and collectability is probable.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Shipping and handling costs:

Shipping and handling fees billed to customers are reflected as revenues while the related shipping and handling costs are included in cost of revenues. To date, shipping and handling costs have not been material.

s.	Research and development costs:

Research and development costs are expensed as incurred.

Research and development costs incurred in the process of software production before establishment of technological feasibility, are charged to expenses as incurred. Costs of the production of a product master incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design or a working model.

Capitalized software development costs are amortized on a product-by-product basis commencing with general product release by the greater of the amount computed using: (i) the ratio that current gross revenues from sales of the software product bear to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the software product (three years).

t.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard (SFAS) 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

u.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash deposits, marketable securities and trade receivables. The Company's trade receivables are derived from sales to customers located primarily in Europe (including Eastern Europe), Asia Pacific, Africa, the United States and Israel. The Company performs ongoing credit evaluations of its customers' financial conditions. The allowance for doubtful accounts is determined with respect to specific debts that the Company has determined to be doubtful of collection. See Note 2g above.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash and cash equivalents, restricted cash deposits and marketable securities are deposited with major banks in Israel, Hong-Kong and the United States. Management believes that the financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments.

Regarding marketable securities received in connection with the OTI transaction. See Note 1b.

The Company has no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. See Note 8a regarding bank credit denominated in currencies other than U.S. dollars.

v.	Basic and diluted earnings (loss) per share:

Basic earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive potential of stock options and warrants outstanding during the year using the treasury stock method and the dilutive potential of convertible bonds using the “if-converted method”, in accordance with FASB Statement No. 128, "Earnings Per Share".

The net income (loss) and the weighted average number of shares used in computing basic and diluted earning per share for the reported periods are as follows:

	Year ended December 31,
	2004	2005	2006
Net income (loss) used for the computation of basic earnings per share	(1,872)	(3,951)	5,440
Interest expenses on convertible bond	-	-	75

Net income (loss) used for the computation diluted earnings per share	(1,872)	(3,951)	5,515

	Year ended December 31,
	2004	2005	2006
Weighted average number of shares used in the computation of basic earnings per share	14,590,346	18,563,943	23,348,289
Add:
Additional shares from the assumed exercise of employee stock options and warrants, net	-	-	964,798
Weighted average number of additional shares issued upon the assumed conversion of convertible bonds	-	-	468,016

Weighted average number of shares used in the computation of diluted earnings per share	14,590,346	18,563,943	24,781,103

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

All outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per share for the years ended December 2004 and 2005 since the Company reported losses for those years
The number of options and warrants that have been excluded from the calculation were 5,082,763, 6,594,600 and 4,678,104 for the years ended December 31, 2004, 2005 and 2006.

w.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in determining their fair value disclosures for financial instruments:

At December 31, 2006 and 2005, the carrying amounts of cash and cash equivalents, restricted cash deposits, marketable securities current trade receivables, other accounts receivable, trade payables, short-term bank credit and other accounts payable approximate their fair value due to the short-term maturity of such instruments. The fair value of marketable securities is generally based on quoted market prices. Regarding the fair value of marketable securities received from the OTI transaction, see Notes 2f and 1a.

The carrying value of convertible bonds, does not approximate their fair value, since the proceeds received in respect to the issuance of these bonds was allocated to the convertible bonds and to the detachable warrants that were included in that issuance. In addition the carrying value of the convertible bonds was reduced in order to reflect the beneficial conversion feature, in accordance with the provisions of EITF 00-27. See also Note 2l.

x.	Accounting for stock-based compensation:

Until December 31, 2005, the Company accounted for its employee stock option plans using the intrinsic value based method of accounting prescribed by APB 25, “Accounting for Stock Issued to Employees” and related interpretations.  Accordingly, the compensation cost relating to stock options, measured as the excess of the fair value of the underlying stock over the exercise price on the date of grant, if any, was charged on the date of grant of such options, to shareholders’ equity, under deferred compensation, and was thereafter amortized by the straight-line method and charged against income over the vesting period.

The Company applied SFAS No. 123 and Emerging Issue Task Force (“EITF”) No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (SFAS 123R), a revision of SFAS No. 123, “Accounting for Stock Based Compensation (SFAS 123). Among other things, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in their financial statements, the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards at the grant date. The effective date of SFAS 123R is the first reporting fiscal year period beginning after June 15, 2005, which is the first quarter 2006 for the Company.

SFAS 123R allowed companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Under the “modified retrospective” method, the requirements are the same as under the “modified prospective” method, except that it permits entities to restate financial statements of previous periods based on pro forma disclosures made in accordance with SFAS 123.

In March 2005, the SEC issued Staff Accounting Bulletin 107 (“SAB 107”). In particular, SAB 107 provides supplemental implementation guidance on SFAS 123R, including guidance on valuation methods, classification of compensation expense, inventory capitalization of share-based compensation cost, income statement effects, disclosures and several other issues.

On January 1, 2006, the Company adopted FAS 123R (and the relevant principles of SAB 107) using the modified prospective method, as permitted under FAS 123R.  Accordingly, prior period amounts have not been restated. Under this method, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

As a result of adopting SFAS123(R), the Company’s net income for 2006 is $216 less, than if it had continued to account for share-based compensation under APB 25. Upon adoption of SFAS 123(R), the remaining balance of the Additional Paid-In Capital and the offsetting amount in Deferred Stock-Based Compensation ($15), that are both reflected in shareholders’ equity at December 31, 2005, were reversed, as required by SFAS123 (R). There was no net effect on total shareholders’ equity.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table summarizes relevant information for the years ended December 31, 2004 and 2005 (prior to the adoption of SFAS 123R), under the Company's intrinsic value method of accounting for stock awards, with supplemental information as if the fair value recognition provisions of SFAS No. 123 had been applied:

Pro forma information under SFAS 123:

	Year ended December 31,
	2004	2005
Net loss as reported	$(1,872)	$(3,951)
Stock based compensation expenses determined under fair value based method	(766)	(1,475)
Stock based compensation expenses included in reported net loss	9	55
Pro forma net loss	$(2,629)	$(5,371)
Basic and diluted net loss per share as reported	$(0.13)	$(0.21)
Pro forma basic and diluted net loss	$(0.18)	$(0.29)

The fair value of these options is amortized over their vesting period and estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2004 and 2005: risk-free interest rates of 4.2% and 3.68%, respectively, with a dividend yield of 0% for each year, volatility factors of the expected market price of the Company's ordinary shares of 113.9% and 101.9%, respectively, and a weighted-average expected life of the option of five years for each year.

y.	Advertising costs:

The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006, were approximately $ 10, $ 21 and $ 18, respectively.

z.	Comprehensive Income:

The Company has no comprehensive income components other than net income (loss) in the reporting periods.

z.a.	Recently issued accounting pronouncements:

FAS 155 “accounting for certain Hybrid Financial Instruments”

In February 2006, the FASB issued FAS 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140. This Statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

This Statement becomes effective for all financial instruments acquired or issued, or subject to a re-measurement (new basis) after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have been issued for the financial year.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Management is currently evaluating the impact of this Statement, if any, on the Company’s financial statements or its results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.” FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” Tax positions must meet a more-likely -than- not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 is effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions upon initial adoption of the Interpretation. The cumulative effect of applying the provisions of this Interpretation will be reported as an adjustment to the opening balance of retained earnings upon adoption.

The Company has not yet determined the impact, if any, that the adoption of FIN 48 will have on its financial position and results of operations.

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements". This Statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. FAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.
The Company has not determined the impact, if any, the adoption of this Statement will have on its financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views regarding the process of quantifying materiality of financial statement misstatements. SAB 108 was effective as of the year beginning January 1, 2006. The implementation of SAB 108 had no impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”). This pronouncement permits all entities to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. The Company is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2005	2006

Prepaid expenses	$428	$178
Government authorities	96	74
Advance payment to suppliers	86	16
Severance pay fund - current (*)	-	348
Others	123	101

	$733	$717

(*) The severance pay fund related to employees that were employed in the e-ID Division. See Note 1a.

NOTE 4:-	INVENTORIES

	December 31,
	2005	2006

Raw materials, parts and supplies	$1,632	$270
Finished products	573	-

	$2,205	$270

During 2005, due to developments, as more fully described in Note 10c1, the Company wrote-off inventory in an amount of $287.

On December 31, 2006, as part of the sale of the e-ID Division to OTI, all inventory related to the Division was transferred to OTI. See Note 1a.

NOTE 5:-	INVESTMENT IN AFFILIATED COMPANY AND OTHERS

a.
During 2004, the Company sold its entire holding (40%) in an affiliated company for an amount of $0.001. The affiliated company served as a regional office responsible for marketing in the former Soviet territories (excluding the Ukraine and Moldova). During 2003, the affiliated company downsized all of its operations, and the Company decided to write-off its entire investment in that company in an amount of approximately $48.

b.	In December 1997, the Company established SuperCom Slovakia , owned equally with another unrelated investor, in order to execute a transaction with the Ministry of Interior of the Slovak Republic.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 5:-	INVESTMENT IN AFFILIATED COMPANY AND OTHERS (Cont.)

In March 2000, the Company purchased an additional 16% of SuperCom Slovakia, at a nominal value of $1, and granted such unrelated investor a loan in an amount of $275, bearing interest of 0.7% per month, for any amounts outstanding. Interest is compounded on the outstanding principal balance of the loan and is to be repaid under the same conditions as the outstanding principal balance.

The unrelated investor has an option to buy back 16% of the shares, for $1, upon repayment of the loan to the Company.

The Company currently owns 66% of SuperCom Slovakia's outstanding shares. The Company has accounted for this investment using the equity method of accounting, due to the substantive participation rights held by the minority, which impacts the Company’s ability to exert control over the subsidiary.

During the fourth quarter of 2006, the Company wrote down the investment in an affiliate due to litigation developments regarding this subject and, due to low probability of collection. See Note 10c2.

NOTE 6:-	PROPERTY AND EQUIPMENT

	December 31,
	2005	2006
Cost:
Computers and peripheral equipment	$1,055	$300
Machinery and peripheral equipment	3,575	-
Office furniture and equipment	487	211
Leasehold improvements	131	75

	5,248	586
Accumulated depreciation:
Computers and peripheral equipment	971	259
Machinery and peripheral equipment	745	-
Office furniture and equipment	245	92
Leasehold improvements	77	75

	2,038	426

Depreciated cost	$3,210	$160

Depreciation expenses for the years ended December 31, 2004, 2005 and 2006, were $ 238, $ 746 (including write down of leasehold improvements, See below) and $ 335, respectively.

During fiscal 2005, the Company relocated its offices. As a result, the Company wrote down the unamortized balance of leasehold improvement in the amount of $471. This expense was recorded in the statement of operations as part of “Restructuring expenses”.

On December 31, 2006, as part of the sale of the e-ID Division to OTI, all property and equipment related to the Division were transferred to OTI. See Note 1a.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 7:-	INTANGIBLE ASSETS AND DEFERRED CHARGES

On November 17, 2003, the Company purchased 20% of the remaining shares of SuperCom Asia Pacific from the minority shareholder for $ 70. The acquisition was accounted for under the purchase method of accounting. Accordingly, the consideration of $ 70 was attributed to customer-related intangible assets that will be amortized based on their estimated useful life which, according to management, was determined to be five years.

The deferred charges were incurred in respect of issuance of convertible bonds during 2006. See Note 12

	December 31,
	2005	2006

Deferred charges	$-	$197
Customer-related intangible assets	42	-
Patent - registration expenses	25	-

	$67	$197

Amortization of intangible assets amounted to $ 100, $ 26 and $ 20 for the years ended December 2004, 2005 and 2006, respectively.

On December 31, 2006, as part of the sale of the e-ID Division to OTI, all the intangible assets related to the Division were transferred to OTI. See Note 1a.

NOTE 8:-	BANK CREDIT

a.
As of December 31, 2006, the Company had credit lines from several banks in an aggregate amount of $ 830 including long-term loans (from time to time the banks may increase the Company’s credit line for a limited period), of which $ 585 is denominated in NIS and bears interest at the prime rate plus an additional 0.5% - 2.5%, and $ 245 is denominated in U.S. dollars and bears interest at a rate of LIBOR plus 2.5% -2.9%. As of December 31, 2006, the U.S. LIBOR and prime rates were 5.3% and 6% respectively.

The weighted average interest rates on the credit lines as of December 31, 2005 and 2006, were approximately 5.9% and 7.85%, respectively.

The Company had an unused credit facility in an amount of approximately $ 95 as of December 31, 2006, for which there is no fee.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 8:-	BANK CREDIT (Cont.)

b.	Long-term loans:

	December 31,
	2005	2006

Banks	$362	$354
Less - current maturities of long-term loans	167	287

	$195	$67 (*	)

As of December 31, 2006, a loan in the amount of $ 195 bears annual average interest at a rate of LIBOR + 2.875% and a loan in the amount of $159 bears annual average interest at a rate of PRIME + 2.75%.

(*)Repayment of the principal amount of the long-term loans is during 2008.

c.	Regarding guarantees and liens - see Note 10b.

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2005	2006

Customer advances	$38	310
Deferred revenues	571	285
Accrued expenses	577	(*)2,261
Accrued severance pay - current (**)	-	421
Other	85	151

	$1,271	$3,428

(*) As of December 31, 2006 includes $450 related to the transaction with OTI and $1,376 related to marketing expenses.

(**)The accrued severance pay related to employees that were employed in the e-ID Division. See Note 1a.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company's facilities and those of certain subsidiaries are rented under several operating lease agreements for periods ending in 2007 - 2010.

On April 18, 2005, the Company signed a lease for new offices in Kadima. The lease is for a period of five years commencing on November 1, 2005. The Company has an option to extend the lease period for an additional five years on similar terms. According to the lease, the monthly fee is $16.

As a result of the sale of the e-ID Division to OTI, the Company leased to OTI certain portion of its leased facilities for a monthly fee of $11, for a period of one year, commencing on the closing date.

Future minimum lease commitments under non-cancelable operating leases (including the portion leased to OTI as describe above) for the years ended December 31, are as follows:

2007	$279
2008	193
2009	193
2010	161

$826

Rent expenses for the years ended December 31, 2004, 2005 and 2006, were approximately $ 387, $ 369 and $ 355, respectively.

b.	Guarantees, indemnity and liens:

1.
The Company issued bank guarantees in the amount of $54 to secure the Company's lease and additional bank guarantees in the amount of $13 to secure other obligations. As a condition of those guarantees, the Company deposited $ 58, which is included as part of the restricted cash deposits.

2.
In order to secure bank credit and covenants to the bank, the Company pledged deposits in the amount of $442 in favor of Bank Otsar Ha-Hayal Ltd. and the amount of $ 312 in favor of the Bank of Jerusalem, which are included as part of restricted cash deposits.

Certain loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. As of December 31, 2006, the Company was in compliance with all of its financial covenants.

3.
In order to secure an agreement with a customer, the Company provided bank guarantees in the amount of $ 78. As a condition of this guarantee, the Company deposited $ 47 in the bank, which is included as part of restricted cash. The Company has granted a pledge in favor of Bank Otzar Ha-Hayal Ltd. on the funds and rights that are generated from the Ethiopian immigration.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

4.
Under the sale agreement of the e-ID Division to OTI, the Company agreed to indemnify OTI for any breaches of the Company’s representations, warranties, covenants and obligations for twelve months from the closing date (December 31, 2007). The indemnification also covers any claim based on the Company’s alleged infringement on the intellectual property of any third party.

5.	See Note 18b.

c.	Litigation:

1.
In April 2004, the Department for Resources Supply of the Ministry of Ukraine filed with the International Commercial Arbitration Court at the Ukrainian Chamber of Commerce and Industry (the “Arbitration Court”) a claim to declare Contract No. 10/82 (the “Contract”), dated April 9, 2002, between the Company and the Ministry of Internal Affairs of Ukraine, as void due to defects in the proceedings by which the Company was awarded the Contract. In July, 2004, the Arbitration Court declared the Contract as void. On April 27, 2005, the Company appealed the decision in the High Commercial Court of Ukraine. In May 2005, the Department for Resources Supply of the Ministry filed with the Arbitration Court a new statement of claim for restitution of $1,048 paid to the Company by the Department for Resources Supply of the Ministry under the Contract. On September 27, 2005, the Company received a negative award issued by the Arbitration Court in the second claim. On December 12, 2005, the Company was informed that the Supreme Court of Ukraine had dismissed its appeal regarding the July 2004 decision. On June 29, 2006, the Supreme Court of Ukraine held that the Arbitration Court award was valid and legal under applicable law.

During February 2007, the Company received from the management body of the courts of Israel documents that were sent from the Ministry of Internal Affairs of Ukraine regarding the claim for restitution of $1,048. The Company’s legal advisors have advised the Company that the documents were improperly sent and not in compliance with Israeli law. The Company intends to vigorously defend any motion to enforce the Arbitration Court award in Israel, and if necessary, to assert claims that the Ukrainian proceedings were legally defective and that no judgment based on these proceedings can be enforced in Israel.

Based on the opinion of its legal advisors, the Company believes that the above mentioned Ukraine Arbitration Court decision is incorrect, as a matter of law, that the Ukrainian government’s claim has no merit and that the Ukrainian Arbitration Proceedings were legally defective. Therefore no provision has been made in the financial statements in respect of the claim for restitution of $1,048. However, due to the developments described above, the Company wrote off inventory in an amount of approximately $287 in the fourth quarter of 2005, and took possession of the remaining inventory that was previously delivered to the customer. In 2003, the Company increased the allowance for doubtful accounts in an aggregate amount of $2,133 for the debt the Ukrainian government owes to the Company.

The Company did not have any revenues from this project in 2004, 2005 and 2006.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.
On October 30, 2003, SuperCom Slovakia, a subsidiary (66%) of SuperCom Ltd., received an award from the International Arbitral Center of the Austrian Federal Economic Chamber, in a case against the Ministry of Interior of the Slovak Republic relating to the Agreement on Delivery of Technology, Cooperation and Services signed on March 17, 1998. Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia the amount of SKK 80,000,000 (approximately $3,068 as of December 31, 2006) plus interest accruing from March 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $56 as of December 31, 2006) and SuperCom Slovakia’s legal fees in the amount of EUR 63,611 (approximately $84 as of December 31, 2006). The Company has begun an enforcement proceeding to collect the arbitral awards. The Ministry of Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award. During September 2005, the Commercial Court of Vienna dismissed the claim. On October 21, 2005, the Ministry of the Interior of the Slovak Republic filed an appeal. On August 25, 2006, the Austrian Appellate Court rejected the appeal and ordered the Ministry to reimburse Supercom Slovakia´s costs of the appellate proceeding in the amount of EUR 6,688.50 within 14 days. On October 3, 2006, the Company was informed that the Ministry had decided not to file an extraordinary appeal to the Austrian Supreme Court’s decision rejecting its appeal. To date, the Company’s efforts to enforce the Commercial Court’s decision have been unsuccessful.

3.
On July 14, 2003, Mr. Yaacov Pedhatzur, filed a lawsuit against the Company in the Magistrate’s Court in Tel Aviv, Israel, claiming that the Company owes him commissions in respect of transactions between the Company and certain third parties. On September 29, 2005, the Company reached a settlement agreement with Mr. Pedhatzur in which the Company agreed to pay Mr. Pedhatzur the NIS equivalent of $129. The settlement agreement has been approved by the court. This amount was recorded in the statement of operations of fiscal year 2005, as litigation settlement expenses.

4.
On December 16, 1999, Secu-Systems Ltd. filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against the Company and its former subsidiary, InkSure Ltd. (“InkSure”), seeking a permanent injunction and damages arising from the printing method applied to certain products developed by InkSure. In its lawsuit, Secu-Systems asserted claims of breach of a confidentiality agreement between Secu-Systems and the Company, unjust enrichment of the Company and InkSure, breach of fiduciary duties owed to Secu-Systems by the Company and InkSure and misappropriation of trade secrets and damage to Secu-Systems’ property. On March 15, 2006, the Court denied the breach of contract claim, but upheld the claim for misappropriation of trade secrets and ordered InkSure and the Company to cease all activity involving the use of the confidential knowledge and/or confidential information of Secu-Systems. In addition, the court ordered the Company and Inksure to provide a report certified by an accountant setting forth in full the income and/or benefit received by InkSure and the Company as a result of the infringing activity through the date of the judgment, and ordered the Company and Inksure, jointly and severally, to pay to Secu-Systems compensation in the sum of NIS 100,000 ($24 as of December 31, 2006) and legal expenses as well as attorney’s fees in the sum of NIS 30,000 ($7 as of December 31, 2006). Secu-Systems has filed an appeal, and the Company and InkSure filed a counter-appeal, on the ruling above. To date, no decision has been rendered on either appeal. At this point, the Company cannot estimate the outcome of such appeal.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

5.
On May 1, 2006, Evilia Investments Ltd. (“Evilia”) filed in the Magistrate’s Court in Tel-Aviv-Jaffa a claim for damages against InkSure Ltd. and against the Company, jointly and severally, for payment of NIS 2,366,868 (as of June 15, 2006, approximately $530) plus interest allegedly due as rent payments and related management fees for a certain real estate property in Rehovot, leased to InkSure under a lease agreement entered into between Evilia and InkSure on October 10, 2000, as amended on May 25, 2001 (the “Agreement”), as to which SuperCom is a guarantor. A motion for leave to defend the lawsuit was filed with the Court by both InkSure and the Company on June 15, 2006. On August 6, 2006, a settlement agreement was submitted to the Court, pursuant to which InkSure agreed to pay Evilia the amount of $130 plus VAT. On August 13, 2006, the Court approved the settlement agreement. The Company agreed to pay (and paid) InkSure half of the settlement amount.

NOTE 11:-	TAXES ON INCOME

a.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969 (“the law”):

The Company is an "industrial company", as defined by the law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, the right to claim public issuance expenses and the right to amortize patents and other intangible property rights for tax purposes.

b.	Measurement of results of operations for tax purposes under the Israeli Income Tax Law (Inflationary Adjustments), 1985.

Results of operations for tax purposes are measured in terms of earnings in NIS after adjustments for changes in Israel's Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel's CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above difference between the functional currency and the tax bases of assets and liabilities.

c.	Reduction in corporate tax rates:

On July 25, 2005, the Israeli Parliament passed an amendment to the Income Tax Ordinance (No. 147) - 2005, gradually reducing the tax rate applicable to the Company as follows: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

According to a previous amendment to the Income Tax Ordinance (No. 140) 2004, the tax rates were reduced as follows: in 2004 - 35% and in 2005 - 34%.

d.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws of the country in which they are located.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 11:-	TAXES ON INCOME (Cont.)

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

	December 31,
Tax Benefits:	2005	2006

Operating loss carryforward	$4,626	$4,958
Reserves and allowances	805	930

Net deferred tax asset before valuation allowance	5,431	5,888
Valuation allowance	(5,431)	(5,888)

Net deferred tax asset	$-	$-

Deferred income taxes consist of the following:
Domestic	$4,643	$4,820
Valuation allowance	(4,643)	(4,820)

Foreign	788	1,068
Valuation allowance	(788)	(1,068)

	$-	$-

As of December 31, 2006, the Company and its subsidiaries have provided valuation allowances of $ 5,988 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses, the deferred tax assets are not considered more likely than not to be realized in the foreseeable future.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 11:-	TAXES ON INCOME (Cont.)

f.	Net operating loss carryforward and loss on marketable securities:

SuperCom Ltd. has accumulated losses for tax purposes as of December 31, 2006, in an amount of approximately $ 15,200, which may be carried forward and offset against taxable income in the future for an indefinite period. SuperCom Ltd. also has a loss on marketable securities in an amount of $ 1,780 which may be carried forward and offset against gains on marketable securities for an indefinite period.

As of December 31, 2006, SuperCom's subsidiaries in the United States, Hong Kong and Israel have estimated total available carryforward tax losses of $ 2,654, $ 758 and $386, respectively. In Hong-Kong tax losses are available to offset against taxable income, if any, for an indefinite period. In the U.S., tax losses can be carried forward for 20 years.

Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. These annual limitations may result in the expiration of net operating losses before utilization.

g.	SuperCom Ltd has received final assessment until the tax year ended December 31, 2001.

Supercom’s subsidiaries in the United States and Israel haven’t received final assessment from their incorporation.

Supercom’s subsidiary in Hong-Kong has assessment that is considered to be final until the tax year ended December 31, 1999.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 11:-	TAXES ON INCOME (Cont.)

h..	Net income (loss) before taxes on income consists of the following:

	Year ended December 31,
	2004	2005	2006

Domestic	$(1,446)	$(2,787)	$6,250
Foreign	(426)	(1,164)	(810)

	$(1,872)	$(3,951)	$5,440

i.	Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense, is as follows:

	Year ended December 31,
	2004	2005	2006
Net income (loss) before taxes on income, as reported in the consolidated statements of operations	$(1,872)	$(3,951)	5,440

Statutory tax rate in Israel	35%	34%	31%

Theoretical tax expenses (benefit)	$(655)	$(1,343)	1,686
Carryforward losses and other deferred taxes for which a full valuation allowance was recorded	525	1,021	384
Decrease in taxes resulting from utilization of carryforward tax losses for which deferred taxes were not created in the past	-	-	(2,402)
Differences in taxes resulting from Approved Enterprise benefits and from rate applicable to foreign subsidiary and others	130	322	332
Actual income tax	$-	$-	$-

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 12:-	CONVERTIBLE BONDS

In November 2006, the Company raised $3,156.5 through the issuance of Units consisting of Convertible Bonds and Warrants. Units valued at $2,500 were issued to a single investor, and Units valued at $656.5 were issued to Special Situation Funds (SSF), who are existing shareholders of the Company. The Convertible Bonds mature three years from the date of issuance and bears interest at an annual rate of 8%. Any withholding and other taxes payable with respect to the interest will be grossed up and paid by the Company (approximately 3% of the principle of the bond). Payment of interest will be net of any tax. Subject to certain redemption provisions, as described below, the Convertible Bonds may be converted at any time, at the option of the investors, into the Company's ordinary shares at a conversion price of $0.85 per share. The investors were also granted Warrants entitling them to acquire a total of 789,141 ordinary shares at an exercise price of $0.85 per share during the next five years. In respect of this transaction, the Company paid approximately $180 as expenses and granted an option to acquire up to 147,059 shares of the Company to a third party, exercisable at $0.85 per share. The fair market value of this grant is $ 40.

If the Company fails to fulfill certain conditions, the investors may accelerate repayment of the principal amount of $3,156.5 principal amount of Convertible Bonds, in which case all interest payable at the Maturity Date will immediately become due and payable. As of December 31, 2006, the Company is in compliance with those conditions.

Between February 10, 2008 and February 16, 2008, the Company has the option to call and redeem 100% of the Convertible Bonds at a price equal to (i) the aggregate principal amount of the bonds plus (ii) a redemption premium equal to fifteen percent (15%) of the aggregate principal amount plus (iii) any accrued but unpaid interest on the aggregate principal amount, calculated through the date of redemption.

This transaction was accounted for in accordance with EITF 00-27, " Application of Issue No. 98-5 to Certain Convertible Instruments" and APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". The fair market value of the Warrants was determined based on the fair value of the instruments issued using the Black-Scholes pricing model, assuming a risk free rate of 5%, a volatility factor of 78.21%, dividend yields of 0% and an expected life of 2 years. The expiration date of the Warrants is November 2011.

As a result, the Company recorded an amount of $282 in respect of the Warrants and an amount of $632 as beneficial conversion feature in respect of the Convertible Bonds, as a credit to shareholders' equity (additional paid in capital).

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 13:-	SHARE CAPITAL

a.
The Company’s ordinary shares have been listed for trade on the Euronext Brussels stock market, under the symbol “SUP”, since October 23, 2003. Since November 5, 2004, the Company’s ordinary shares have also traded on the OTC Bulletin Board under the symbol "SPCBF.OB".

b.	During 2005, the Company increased its authorized share capital to 40,000,000 ordinary shares.

c.	Shareholders' rights:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

d.	Stock options:

1.
On February 14, 1999, the Board of Directors adopted, and the Company’s shareholders subsequently approved, the 1999 Employee Stock Option Plan, which was amended and restated in March 2002 (the “1999 Option Plan”). The Company no longer uses the 1999 Option Plan. In 2003, the Company adopted a new stock option plan under which the Company issues stock options (the “Option Plan”). The Option Plan is intended to provide incentives to the Company’s employees, officers, directors and/or consultants by providing them with the opportunity to purchase ordinary shares of the Company. The Option Plan is, subject to the provisions of the Israeli Companies Law, administered by the Remuneration Committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable the Company and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable the Company to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options, which are forfeited or canceled before expiration, become available for future grants. As of December 31, 2006 5,022,065 ordinary shares are available for future grants of options, warrants, shares and other financial instruments.

As a result of an amendment to Section 102 of the Israeli Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, capital gains derived by optionees arising from the sale of shares issued pursuant to the exercise of options granted to them under Section 102 after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%. Previously, such gains were taxed as salary income at the employee’s marginal tax rate (which could be up to 50%). However, as a result of this election, the Company will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as the Company had previously been entitled to do under Section 102.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 13:-	SHARE CAPITAL (Cont.)

2.
On October 4, 2004, the Board of Directors approved a grant of options to acquire up to 755,000 ordinary shares of the Company to certain employees as compensation for their efforts in assisting the private placement completed during 2004, at an exercise price of $ 0.85 per share.

During 2005, the Board of Directors approved a grant of options to acquire up to 90,000 and 50,000 ordinary shares to certain employees at exercise prices of $ 0.89, and $ 0.71 per share, respectively. An additional 400,000 options were granted during 2005 to related parties. See Note 14d.

On December 29, 2005, the Board of Directors and the Audit Committee approved the acceleration of the vesting schedule for certain of the stock options granted to employees and officers as an incentive. As a result, options to purchase a total of 712,500 ordinary shares became exercisable at the date of the approval. The acceleration did not have any effect on the financial statements since the options had a zero intrinsic value at the original date of grant and at the date of acceleration.

On May 30, 2006, the Board of Directors approved a grant of options to acquire up to 550,000 ordinary shares to certain employees and officers. The exercise price of these options is $ 0.75 per share.

Regarding options granted to related parties, subsequent the balance sheet date, see Note 18a.

3.	A summary of the Company's stock option activity, and related information is as follows:

	Year ended December 31
	2004		2005		2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	1,534,514	$1.17	3,352,377	$0.97	3,505,706	$0.98
Granted	2,030,000	$1.23	540,000	$0.84	550,000	$0.75
Exercised	-	$-	(221,666)	$0.42	(253,834)	$0.42
Canceled and forfeited	(212,137)	$5.03	(165,005)	$0.94	(543,632)	$1.69
Outstanding at end of year	3,352,377	$0.97	3,505,706	$0.98	3,258,240	$0.87
Exercisable at end of year	1,681,360	$0.58	3,032,372	$1.03	2,833,239	$0.88

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 13:-	SHARE CAPITAL (Cont.)

The weighted average fair value of options granted during the reported period was $0.947, $0.524 and $0.322, per option, for the years ended December 31, 2004, 2005 and 2006, respectively.

The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2006 grants: risk free rate of 5%, dividend yield of 0%, expected volatility factor of 57.14% and expected term of 3.09 years.

Regarding the assumptions used for the proforma information required under FAS 123 in 2004 and 2005 see Note 2x above.

The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical behavior of the employees and based on Management estimate.

Compensation expenses recognized by the Company related to its share-based employee compensation awards were $9, $47 based on the provisions of APB 25 and $ 225 based on the provisions of SFAS 123R for the years ended December 31, 2004, 2005 and 2006, respectively.

The options outstanding and exercisable as of December 31, 2006, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2006	Weighted average exercise price	Aggregate intrinsic value

$ 0.42 - $ 0.52	1,188,781	5.11	$0.43	$321	1,188,781	$0.43	$321
$ 0.71 - $ 0.85	1,580,000	5.59	$0.82	-	1,154,999	$0.83	-
$ 0.89 - $ 1	140,000	5.83	$0.93	-	140,000	$0.93	-
$ 2 - $ 2.52	340,000	5.28	$2.50	-	340,000	$2.50	-
$ 4.00 - $ 5.62	8,712	0.22	$4.48	-	8,712	$4.48	-
$ 9.64	747	0.27	$9.64	-	747	$9.64	-

	3,258,240		$0.87		2,833,239	$0.88

The aggregate intrinsic value of the above table represents the total intrinsic value, based on the Company’s stock price of $0.7 as of December 31, 2006, less the weighted average exercise price per range. This represents the potential amount received by the option holders had all option holders exercised their options as of that date.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 13:-	SHARE CAPITAL (Cont.)

A summary of the status of the Entity’s non-vested options granted to employees as of December 31, 2006 and changes during the year ended December 31, 2006 is presented below:

	Options	Weighted-average grant-date fair value

Non-vested at January 1, 2006	473,334	$0.471
Granted	350,000	$0.340
Vested	(235,000)	$0.472
Forfeited	(163,333)	$0.400
Non-vested at December 31, 2006	425,001	$0.389

As of December 31, 2006, there was $167 total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans, of which, $147 is expected to be recognized during the year 2007.

e.	Private placements and warrants

1.
In 2004, the Company completed private placements of an aggregate of 4,029,415 of its ordinary shares to institutional and private investors at an aggregate purchase price of approximately $3.5 million at a price of $0.85 per share. In addition, such investors were issued warrants exercisable for five years from the closing date of the purchase of an aggregate of up to 1,611,769 ordinary shares at an exercise price of $1.10 per share.

Additionally, warrants exercisable for a period of 5 years were issued as follows: 444,706 ordinary shares issuable upon the exercise of warrants having an exercise price of $0.85 per share to consultants and 177,882 ordinary shares issuable upon the exercise of warrants having an exercise price of $1.10 per share that were issued to Broadband Capital LLC as a portion of the placement agent fee issued in connection with a private placement completed on September 10, 2004; 75,000 ordinary shares issuable upon the exercise of warrants having an exercise price of $1.10 per share that were issued to Meitav Capital Ltd. as a portion of the placement agent fee issued in connection with a private placement completed on July 15, 2004; and 2,941 ordinary shares issuable upon the exercise of warrants having an exercise price of $1.10 per share that were issued to Max Tech Ltd. as a portion of the placement agent fee issued in connection with a private placement completed on July 15, 2004.

As part of the private placement, two consultants received warrants exercisable for up to four years for the purchase of an aggregate of up to 25,000 and 100,000 ordinary shares, respectively at an exercise price of $0.85 per share.

The warrants granted to the consultants as describe above were fully vested on the date of grant. The fair value of the warrants is $ 340 as computed using the Black & Scholes pricing model with the following weighted average assumptions: risk free interest of 4.1%, dividend yield of 0, volatility factor of the excepted market price of the Company’s ordinary shares of 98.3%, and expected term of 2 years of the warrants. The Company recorded the issuance costs that resulted from the issuance of warrants to consultants during the reported periods, directly to additional paid in capital.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 13:-	SHARE CAPITAL (Cont.)

During the fourth quarter of 2004, 706,912 warrants were exercised for an aggregate amount of approximately $ 778 and approximately $ 130 was received in respect of 117,647 shares that were issued in 2005.

During 2005, 320,294 warrants were exercised for an aggregate amount of approximately $ 352.

2.
In November and December of 2005, the Company received aggregate gross proceeds of $3,050 from a private placement of 4,919,354 ordinary shares (out of which 887,096 shares were issued after December 31, 2005) and five-year warrants to purchase 1,721,772 ordinary shares at an exercise price of $0.60 per share. The private placement was made to accredited investors pursuant to Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and to foreign private investors in offshore transactions in reliance on Regulation S promulgated under the Securities Act. In connection with the private placement, the Company’s placement agent received a cash fee of $150 and the Company’s placement advisors received five-year warrants to purchase 49,677 ordinary shares at an exercise price of $0.60 per share. The investors that participated in this private placement were granted the right, for one year following the closing of the private placement and subject to certain limitations, to participate in future issuances of the Company’s capital stock or securities (a “Subsequent Financing”) up to an amount which would permit each investor to maintain its fully diluted percentage equity ownership at the same level existing prior to the Subsequent Financing (after giving effect to such Subsequent Financing). The warrants are callable, subject to certain limitations, at the option of the Company if the closing bid price per ordinary share of the Company's ordinary shares equals or exceeds $1.20 for 20 trading days during the term of the warrants. The Company may only call, in any 3-month period, the lesser of (i) 20% of the aggregate amount of the warrants initially issued to a warrant holder, or (ii) the total number of warrants then held by such holder.

The warrants granted to the placement advisors as described above were fully vested on the date of grant. The fair value of the warrants is $ 15 as computed using the Black & Scholes pricing model with the following weighted average assumption: risk free interest of 4%, dividend yield of 0, volatility factor of the excepted market price of the Company’s ordinary shares of 74%, and expected term of 2 years of the warrants. The Company recorded the issuance costs directly to additional paid in capital.

3.
During 2005, 25,000 warrants were issued to a consultant. The fair value of the warrants is $ 13 as computed using the Black & Scholes pricing model with the following assumption: risk free interest of 3.5%, dividend yield of 0, volatility factor of the excepted market price of the Company’s ordinary shares of 117.03%, and expected term of the warrants of 2 years. During the years 2005 and 2006, the Company recognized $8 and $5, respectively, as compensation expenses.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 13:-	SHARE CAPITAL (Cont.)

4.
During 2006, the Board of Directors approved a grant of options to acquire up to 445,000 shares to certain consultants. The exercise prices under the terms of the options are at a range of $ 0.58 to $ 0.93 per share. The fair market value of the warrants is $ 162 as computed using the Black & Scholes pricing model with the following weighted average assumption: risk free interest of 4.25%, dividend yield of 0, volatility factor of the excepted market price of the Company’s ordinary shares of 73.46%, and expected term of the warrants of 2.47 years. During 2006, the Company recognized $131, as compensation expenses.

5.	A summary of the Company's warrants activity to consultant, investors (including warrants issued in connection with convertible bonds), and related information is as follows:

	Year ended December 31
	2004		2005		2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	-	-	1,730,386	$1.02	3,088,894	$0.77
Granted	2,437,298	$1.04	1,796,449	$0.60	1,381,200	$0.84
Exercised	(706,912)	$1.10	(437,941)	$1.10	-	-
Canceled and forfeited	-	-	-	-	-	-
Outstanding at end of year	1,730,386	$1.02	3,088,894	$0.77	4,470,094	$0.79
Exercisable at end of year	1,697,053	$1.02	3,055,561	$0.76	4,336,761	$0.79

The warrants to consultant, investors (including warrants issued in connection with convertible bonds), outstanding and exercisable as of December 31, 2006, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2006	Weighted average exercise price	Aggregate intrinsic value

$ 0.58 - $ 0.60	1,801,449	3.88	$0.60	$180	1,801,449	$0.60	$180
$ 0.75 - $ 0.80	160,000	6.74	$0.78	-	160,000	$0.78	-
$ 0.85 - $ 0.93	1,785,906	3.70	$0.86	-	1,652,573	$0.85	-
$ 1.1	722,739	2.69	$1.10	-	722,739	$1.10	-

	4,470,094	3.72	$0.79		4,336,761	$0.79

6.
The fair value of all the warrants granted as described above was measured based on the fair value of the instruments issued, since that based on Company Management opinion, such measurement is more reliable than the fair value of services.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 13:-	SHARE CAPITAL (Cont.)

f.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend on paying cash dividends in the foreseeable future.

g.	Convertible bonds and warrants - see Note 12.

NOTE 14:-	RELATED PARTY TRANSACTIONS

a.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by the Chairman of the Board of Directors, who was one of the co-founders of the Company.

In consideration of these consulting services, the Company has undertaken to pay $ 10.5 per month plus motor vehicle expenses. In addition the Company pays $ 1.5 per month as a director’s fee. During 2004, 2005 and 2006, the Company paid $144, each year, pursuant to this agreement.

On January 21, 2007, the General Shareholders Meeting approved the grant of options to the Chairman of the Board of Directors to acquire up to 300,000 ordinary shares of the Company, at an exercise price of $0.85 per share under the Option Plan. See Note 18a.

b.
On October 1, 2001, the Company entered into a consulting agreement with a company owned by a member of the Company's Board of Directors, who was one of the Company's co-founders and a principal shareholder. On January 13 2005, the General Shareholders Meeting approved the following amendments to the consulting agreement:

•	As of the date of the approval of the General Shareholders Meeting, to increase the consideration set forth in the said agreement to an amount of $ 7 per month.
•	Upon the termination of the current car lease, to increase the car lease, to a price of up to NIS 4,200 (approximately $ 1 as of December 31, 2006), (excluding tax) per month.
•	To grant a one-time bonus of NIS 130,000 (approximately $ 30 as of December 31, 2005), including VAT.

In addition the Company pays $ 1.5 per month as a director’s fee. During 2004, 2005 and 2006, the Company paid $ 73, $ 132 and $ 102, pursuant to this agreement.

Also, on January 21, 2007, the General Shareholders Meeting approved the grant of options to acquire up to 120,000 ordinary shares of the Company at an exercise price of $0.85 per share under the Option Plan. See Note 18a.

c.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by one of the co-founders of the Company.

In consideration for these services, the Company has undertaken to pay $ 4.6 per month plus motor vehicle expenses. During 2004, 2005 and 2006, the Company paid $ 69, $ 71 and $ 72, pursuant to this agreement.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 14:-	RELATED PARTY TRANSACTIONS (Cont.)

d.
On January 13, 2005, the General Shareholders Meeting approved among other things the Board of Directors’ decision dated October 4, 2004, to grant options to acquire up to 300,000 ordinary shares of the Company to the Chairman of the Board of Directors and 50,000 ordinary shares of the Company to each of the two directors of the Company, who are not “outside directors”. The exercise price of the options is $ 0.85 per share. Those options were granted as compensation for their efforts in completing a private placement during 2004.

e.	As of December 31, 2005 and 2006, the balance of the debts of related parties were $ 0 (net of allowance $55).

NOTE 15:- SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information".

The following is a summary of operations within geographic areas, based on the location of customers and data regarding long-lived assets:

	Year ended December 31,
	2004		2005		2006
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets	revenues	assets	revenues	assets

Europe	$3,218	$-	$3,719	$-	$5,877	$-
Asia Pacific	2,433	20	2,173	16	1,730	18
Africa	899	-	2,158	-	621	-
United States	386	65	202	61	373	54
Israel	320	3,556	210	3,133	194	88
Other	88	-	-	-	-	-

	$7,344	$3,641	$8,462	$3,210	$8,795	$160

b.	Summary of operations based on products and services:

	Year ended December 31,
	2004	2005	2006

Raw materials and equipment	$5,552	$7,902	$8,028
SPPL 1000	1,210	-	-
Maintenance	582	560	767

	$7,344	$8,462	$8,795

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 15:-	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.	Major customer data as a percentage of total sales:

	Year ended December 31,
	2004	2005	2006

Customer A	22%	*	-

Customer B	*	23%	*

Customer C	17%	11%	10%

Customer D	10%	*	*

Customer E	16%	*	*

Customer F	*	10%	-

Customer G	-	22%	59%

*) Less than 10%.

NOTE 16:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2004	2005	2006
Financial expenses:

Interest, bank charges and fees (*)	$(194)	$(119)	$(178)
Exchange differences	(48)	-	(109)

Total financial expenses	(242)	(119)	(287)
Financial income:

Exchange differences	-	28	-
Interest	28	66	83

Total financial income	28	94	83

Net total	$(214)	$(25)	$(204)

* In 2006, includes $75 expenses related to convertible bonds

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except exercise price per share)

NOTE 17:-	OTHER EXPENSES, NET

	Year ended December 31,
	2004	2005	2006

Write down of loan regarding an investment in an affiliated company and other trade receivables	$-	$-	$(321)
Loss on sale of property and equipment, net	(1)	-	$(8)
Decline in market value of held-to-maturity securities	(7)	-	-
Other	(19)	(30)	(38)

	$(27)	$(30)	$(367)

NOTE 18:- SUBSEQUENT EVENTS

a.
During January 2007, the General Shareholders Meeting approved among other things, the grant of options to acquire up to 300,000 ordinary shares of the Company to the Chairman of the Board of Directors and options to acquire up to 120,000 shares of the Company to a director of the Company. The exercise price of the options is $ 0.85 per share.

b.
On January 2, 2007 the Company received a $2,500 loan from a financial institution bearing interest at a rate of Libor + 1.5%. As part as the transaction of the sale of the Company’s e-ID Division to OTI. The Company pledged its restricted ordinary shares of OTI as security for the loan. The proceeds of any sale of the OTI ordinary shares shall be applied first to pay off any payments due under the loan. Until the loan (including any applicable interest and fees) is paid in full, any remaining proceeds from the sale of the OTI ordinary shares shall be held by the financial institution (up to an amount equal to the unpaid principal amount plus any accrued but unpaid interest on the loan) as security for the loan, OTI has agreed to guarantee the loan on behalf of the Company. The fair value of the guarantee was estimated by Company Management as insignificant. See Note 1a.

c.	During February 2007, the Company purchased the remaining 20% of its subsidiary (Pure RF) from the minority for an amount of $ 100.